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11019259

UNITED STATES
SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549

SEC FILE NUMBER
8-31632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section Received MAR 01 2011 Washington, DC 110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Birchtree Financial Services, Inc.
(A wholly owned subsidiary of RSM McGladrey, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Nicollet Ave., Suite 1100, West Tower
(No. and Street)

Minneapolis (City) MN (State) 55402-2526 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Mellema (612) 376-9283 (Area Code - Telephone No.)

Chief Financial Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name - if individual, state last, first, middle name)

5601 Green Valley Dr., Ste. 700 (Address) Minneapolis (City) MN (State) 55437-1145 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

JD 3/18

AFFIRMATION

I, Robert T. Mellema, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplementary information pertaining to Birchtree Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert T. Mellema 2/28/11

Signature Date

Chief Financial Officer

Title

Mary Kay Magee 2/28/11

Notary Public

MARY KAY MAGEE
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2013

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

EideBailly

CPAs & BUSINESS ADVISORS

Independent Auditors' Report

The Board of Directors
Birchtree Financial Services, Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated statement of financial position Birchtree Financial Services, Inc. (the Company) as of December 31, 2010, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Birchtree Financial Services, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Minneapolis, Minnesota
February 28, 2011

www.eidebailly.com

5601 Green Valley Dr., Ste. 700 | Minneapolis, MN 55437-1145 | T 952.944.6166 | F 952.944.8496 | EOE

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS	
CASH	$ 2,118,592
COMMISSIONS RECEIVABLE	46,497
PREPAID EXPENSES	41,818
DUE FROM PARENT AND AFFILIATE	2,084,115
DEFERRED INCOME TAXES	55,950
TOTAL	$ 4,346,972
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Other Liabilities	$ 14,425
Income tax liability due to Parent	63,961
Other tax liabilities	159,267
TOTAL LIABILITIES	237,653
COMMITMENTS AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, Series A, $1 par value — 100,000 shares authorized; 1,000 shares issued and outstanding; Series B, $1 par value — 100,000 shares authorized; no shares issued and outstanding	1,000
Preferred stock, Series A, $1 par value — 20,000 shares authorized; no shares issued and outstanding	
Additional paid-in capital	5,269,180
Accumulated deficit	(1,160,861)
TOTAL STOCKHOLDER'S EQUITY	4,109,319
TOTAL	$ 4,346,972

See notes to consolidated financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Insurance product commissions	$1,024,550
12b-1 fee income	346,854
Total revenues	1,371,404
EXPENSES:	
Professional membership fees	73,922
Arbitration costs (Note 2b)	41,104
General and administrative (Note 2b)	1,097,546
Total expenses	1,212,572
INCOME BEFORE INCOME TAXES	158,832
INCOME TAX PROVISION	71,159
NET INCOME	$ 87,673

See notes to consolidated financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Class A Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — January 1, 2010	$ 1,000	$ 5,269,180	$ (1,248,534)	$ 4,021,646
Net Income			87,673	87,673
BALANCE — December 31, 2010	$ 1,000	$ 5,269,180	$ (1,160,861)	$ 4,109,319

See notes to consolidated financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ 87,673
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in:	
Commissions receivable	17,617
Prepaid expenses	3,208
Due from Parent and affiliate	242,888
Deferred income taxes	(4,706)
Accounts payable and accrued expenses	14,425
Other tax liabilities	11,904
Income taxes payable to Parent	(95,198)
Net cash provided by operating activities	277,811
NET INCREASE IN CASH	277,811
CASH — Beginning of year	1,840,781
CASH — End of year	$2,118,592

See notes to consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Birchtree Financial Services, Inc. (the "Company") is a wholly owned subsidiary of RSM McGladrey, Inc. (the "Parent" or RSM). The Parent is an indirect wholly owned subsidiary of H&R Block, Inc. ("Block"). The Parent owns all outstanding Series A common shares of the Company. The Company works with RSM Human Capital Services and Personal Wealth Management, operating units of the Parent, to provide retirement plan solutions to retirement plan clients, and insurance products to wealth management clients. The Company's only subsidiary, Birchtree Insurance Agency, Inc., is wholly owned by the Company. The Company is dependent economically and operationally on its Parent and Block. Accordingly, the Company's operations may not be indicative of the results that might be obtained had it operated independently of its Parent and Block.

The Company is a registered broker-dealer and a licensed insurance agency. The Company's subsidiary, Birchtree Insurance Agency, Inc. is also a licensed insurance agency. Located in Bloomington, Minnesota, the Company participates in an insurance alliance through which the Company and its Parent refer their tax, consulting, and financial advisory clients (through registered representatives) to independent insurance companies and independent, licensed insurance agents for certain life insurance products. In certain product offerings, plan clients will receive participant accounting, administrative, and consulting services from the Parent; investment advisory services from RSM (a registered investment advisor); or broker of record services, insurance products, and certain investments through Birchtree Financial Services, Inc. Through RSM's Human Capital Services offering, the Company may serve as broker of record for certain client retirement plans; the Company and the client plan sponsor will enter into a brokerage services agreement specifying the Company's role at the request of the client plan sponsor. Through its registered representatives, the Company will provide information pertaining to available investments, respond to general investment questions plan sponsors may have in executing their fiduciary responsibilities, and respond to general questions from plan participants at enrollment or educational meetings. In exchange for these services, the Company will receive asset-based compensation on plan assets invested in securities products.

The Company has evaluated subsequent events for recognition or disclosure through February 28, 2011.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates, assumptions and judgments are applied in the determination of the allocation of costs by the Parent related to the services and expense sharing agreement dated May 1, 2009, the cut-off accrual for insurance product commissions and commissions revenue and the reserve for uncertain tax positions. Actual results could differ from those estimates.

Revenue Recognition — The Company and its Parent maintain agreements with multiple third party insurance brokerage agencies. These agreements allow the Company's registered advisors to sell insurance products through various insurance carriers. The third party brokerage services provide operational support for the Company's insurance platform and reconcile commissions between the

Company's advisors, the insurance carriers, and outside independent insurance agents who may have assisted in the insurance sales process. The agreements are cancelable by either party with 90 days notice. In addition, the Company and its Parent had previously entered into contracts with unrelated insurance companies to refer their financial advisory clients (through the Company's registered representatives and licensed agents) to these companies and independent, licensed insurance agents for certain life insurance products (the Insurance Alliance). Carriers or underwriters not affiliated with third party insurance brokerages pay the Company directly for previous Insurance Alliance business and commissioned policies as the Company is the broker of record on these policies.

Associated with RSM's Human Capital Services offering, 12b-1 Fee income and expenses related to client retirement plans are recorded on a trade-date basis as securities transactions occur.

Insurance product commission revenues are recorded as earned upon the effective date of the policy. The third party insurance brokerages track and collect insurance policy revenue on the Company's behalf, while carriers or underwriters not affiliated with third party brokerage services pay the Company directly for previous Insurance Alliance business and commissioned policies changed to the Company as broker of record due to the recruitment of new representatives. Commission revenues paid to the Company by third party brokerage services are the net commissions from policies placed as in some cases Independent Insurance Agents (IIAs) assist the representatives with the underwriters' insurance policy and are paid directly by the insurance carriers.

Income Taxes — The Company is included with Block in filing consolidated federal and state income tax returns. The Company is subject to federal and state examination by tax authorities for the years 1999 through 2009. Tax years prior to 1999 are closed by statute. The current payable and deferred income taxes are calculated on the basis of the tax allocation method adopted by Block in its consolidated income tax returns, which method charges income taxes payable and allocates recoverable income taxes to members of the consolidated group on the basis of each company's separate taxable income or loss. The Company records its current payable or recoverable income taxes to the income taxes due to Parent account. Deferred income tax assets and liabilities are provided based on enacted tax rates for the difference between the income tax and financial reporting basis of assets and liabilities. The Company's deferred tax asset includes a state tax loss carry-forward and is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company utilizes the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 Income Taxes, formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* (FIN 48). This interpretation clarifies the accounting and reporting for uncertainties in income tax law, and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions. Liabilities for uncertain tax positions are recorded on the balance sheet as other tax liabilities.

Concentrations of Credit Risk — The Company maintains its cash accounts with one financial institution. The cash balance is insured by the FDIC up to $250,000 through December 31, 2013; thereafter, up to $100,000. The Company had cash on deposit at December 31, 2010, that exceeded the balance insured by the FDIC in the amount of $1,868,592.

2. RELATED-PARTY TRANSACTIONS

Due From Parent — The Company's non-interest-bearing receivable from its Parent primarily relates to Human Capital Services activities of the Parent company.

Expense Sharing Agreement — The Company is party to a Services and Expense Sharing Agreement with its Parent dated May 1, 2009. Under the terms of this agreement, the Company recognizes all direct Company expenses. General and administrative expenses, such as salary, occupancy, office supplies, human resources, accounting, marketing, and technology services, are recorded and paid by the Parent and are allocated to the Company based on drivers underlying the support services related to Company activities. The Company recognizes these costs paid by the Parent as an expense in the statement of operations and liability in the Due To/From Parent and Affiliate on the balance sheet. The expense for the fiscal period ended December 31, 2010 was $1,077,492 and was recognized in general and administrative expense on the Company's statement of operations for the year ended December 31, 2010.

The Company periodically is involved in matters with former clients that are resolved through arbitration and negotiated settlements. Arbitration and settlement payments, as well as the related legal costs pursuant to such matters, are made by the Parent or Affiliate. The Company recognizes such costs when awards are rendered or payments are made on its behalf as an expense and a corresponding increase in due to/from Parent or Affiliate. In 2010, the Company recognized arbitration and settlement costs of $28,604 and $12,500 of which $41,104 was paid by the Parent or Affiliate on its behalf.

3. INCOME TAXES

The components of income tax provision for the year ended December 31, 2010 comprise the following:

Federal provision	$ 55,592
State and local provision	8,369
Deferred provision	7,198
Total provision	$ 71,159

The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate for the year ended December 31, 2010:

Expected tax expense	35.0 %
Other — including state income taxes, net of federal income tax benefit	5.3
Provision for uncertain state tax positions	4.5
Total provision	44.8 %

The Company recorded a liability for uncertain state tax positions based on the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 Income Taxes, formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* (FIN 48). A reconciliation of the beginning and ending amount of unrecognized benefits for calendar year 2010 is as follows:

Balance, beginning of year	$ 123,822
Additions based on tax positions related to prior years	(61)
Reductions based on tax positions related to prior years	-
Additions based on tax positions related to the current year	-
Reductions based on tax positions related settlements with tax authorities	-
Expiration of statue of limitations	-
Balance, end of year	$ 123,761

Of the $123,671 ending gross unrecognized tax benefit balance, all if recognized, would impact the effective rate. We do not believe that the total amount of unrecognized tax benefit will significantly increase or decrease within the next twelve months. The gross unrecognized tax benefit is classified as other tax liabilities in the consolidated balance sheet.

Interest and penalties, if any, accrued on the unrecognized tax benefit are reflected in income tax expense. The amount of gross interest accrued on ASC 740-Income Tax positions for the period ended December 31, 2010 totaled $11,074. Cumulative total gross interest and penalties accrued as of December 31, 2010 is $104,490.

The ending other tax liability of $159,267 is comprised of the ending gross unrecognized tax benefit balance of $123,761, cumulative total gross interest and penalties accrued of $104,490, net of expected realized tax refunds of $68,984.

The Company has a deferred tax asset of $55,950. No valuation allowance is necessary or recorded as of December 31, 2010 as management believes it is more likely than not that the deferred tax asset will be realized.

4. COMMITMENTS AND CONTINGENCIES

The Company is a party to legal actions, in addition to arbitration proceedings described in Note 2(b), arising in the normal course of business. In the opinion of management, based in part, on discussions with outside legal counsel, resolution of such matters will not have a material adverse effect on the consolidated financial statements of the Company.

5. CAPITAL STRUCTURE

The various rights and privileges of the Company's stock issues are as follows:

a. Series A common shares are the only voting class of stock with the holders entitled to the net assets of the Company upon liquidation after the Series B common and preferred shares are redeemed.

b. Series B common shares are nonvoting, subject to redemption and second preference on liquidation at par, and the holders are not entitled to dividends. As of and for the year ended December 31, 2010, there were no Series B common shares outstanding.

c. Preferred shares are nonvoting and subject to redemption and first preference on liquidation at par. A holder of the corporation's Series A Preferred Stock shall be entitled to receive, but only when and as declared by the Board of Directors of the corporation out of the funds of the corporation legally available therefore, cumulative cash dividends at an annual percentage rate of 8% as determined on January 1st of each year. As of and for the year ended December 31, 2010, there were no preferred shares outstanding.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with ASC 825-10, *Disclosures About Fair Value of Financial Instruments*, the fair value of each class of financial instruments is being disclosed. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial instruments include cash, commissions receivable, due from Parent and affiliate, and income taxes payable to Parent. The estimated fair value of such financial instruments at December 31, 2010, approximate their carrying value as reflected in the consolidated statement of financial condition.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $1,880,939 which was $1,875,713 in excess of its required net capital of $5,226. The aggregate indebtedness to net capital ratio was 0.04 to 1.

* * * * * *

SUPPLEMENTAL SCHEDULES

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

TOTAL STOCKHOLDER'S EQUITY	$ 4,109,319
DEDUCTIONS AND CHARGES:	
Commissions receivable	(46,497)
Due from Parent and affiliate	(2,084,115)
Prepaid expenses	(41,818)
Deferred income taxes	(55,950)
Total deductions and charges	(2,228,380)
NET CAPITAL	1,880,939
MINIMUM NET CAPITAL REQUIRED — The greater of $5,000 or 6.67% of aggregate indebtedness	5,228
EXCESS NET CAPITAL	$ 1,875,711
AGGREGATE INDEBTEDNESS:	
Other liabilities	14,425
Income taxes payable to Parent	63,961
TOTAL AGGREGATE INDEBTEDNESS	$ 78,386
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.04 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2010):	
Net capital — as reported in Company's Part II (unaudited) FOCUS report, filed January 26, 2011	$ 2,008,048
Post closing adjustments, net - related to income tax and FIN 48 provision	(127,109)
NET CAPITAL — As amended on February 28, 2011 per above	$ 1,880,939

SCHEDULE h

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

Exemption Under Section (k)(1) is Claimed

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

Exemption Under Section (k)(1) is Claimed

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

EideBailly

CPAs & BUSINESS ADVISORS

Independent Auditor's supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Birchtree Financial Services, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the consolidated financial statements of Birchtree Financial Services, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com

5601 Green Valley Dr., Ste. 700 | Minneapolis, MN 55437-1145 | T 952.944.6166 | F 952.944.8496 | EOE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 28, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis, Minnesota
February 28, 2011

Birchtree Financial Services, Inc.

(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

SEC I.D. No. 8-31632

Consolidated Financial Statements as of and for the
Year Ended December 31, 2010,
Supplemental Schedules as of December 31, 2010,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT